Exhibit 99.2

Madison Minerals Inc.	FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED OCTOBER 31, 2010

Introduction and Overview

Madison Minerals Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “MMR” and on the U.S. OTC Bulletin Board under the symbol “MMRSF”. Madison’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada.

Madison is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. The Lewis Gold Project has been Madison’s primary focus since 2005.

This MD&A is dated February 21, 2011 and discloses specified information up to that date. Madison is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada and are expressed in Canadian dollars. The discussion and analysis should be read together with the consolidated financial statements for the year ended October 31, 2010 and related notes attached thereto (the “Audited Financial Statements”). Throughout this report we refer from time to time to “Madison”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Madison Minerals Inc. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this document.

Overall Performance

The following summarizes the significant events and transactions in the Lewis project and our financing activities during and immediately prior to the most recent fiscal year, November 2009 to October 2010. It should be noted that on October 29, 2009 we completed a private placement financing generating gross proceeds of $295,450 as set out in Note 7 to the Audited Financial Statements. This financing, as drawn down by operations in fiscal 2010, resulted in our working capital position at the fiscal year end October 31, 2010 being $225,216 upon which we base our operations and activities for the fiscal year currently under way.

Lewis Gold Project, Nevada

During the 2010 fiscal year, as in the prior year, the joint venture decided to minimize expenditures on the Lewis project, reflecting our uncertainty about market and financing conditions. Notably, however, we expended some $44,400 in December 2009 as our portion of the advance royalty payment for 2010. Exclusive of this advance royalty, during the 2010 fiscal year we expended approximately $66,000 on our 60 per cent portion of JV costs. These costs are set out in Note 6 to the Audited Financial Statements. Other than the advance royalty payment, the largest cost was for land, legal and insurance, of which the principal component was annual claim maintenance costs paid to government mineral agencies.

In December 2010 we paid $43,200 in respect of our 60 per cent share of the advance royalty for 2011. This expenditure indicates the intention of the joint venture partners to continue with our tenure and development of the Lewis Project.

Other projects

There have been no changes to the information set out in Note 5 to our previous year’s October 31, 2009 annual audited financial statements about the Belencillo project in Panama or the Mount Kare project in Papua New Guinea. This latter project remains in liquidation.

Comment on Recent and Current Economic Conditions

The latter half of 2008 and early 2009 saw dramatic reductions in valuations across many markets, including commodity prices and both senior equities and junior development stage equities. Many companies in our industry have experienced reductions in valuations of 90 per cent or more. Madison’s share price on the TSX Venture Exchange between November 1, 2009 and the date of this report has ranged from a high of $0.215 to a low of $0.075, with a closing trade price on February 21, 2011 of $0.17. Our management group has been in the exploration business for many years, and has successfully financed or otherwise maintained companies in good markets, mediocre markets, and in volatile markets such as exist at this time. Note 7 to the Audited Financial Statements sets out a private placement completed October 29, 2009, at the end of the prior fiscal year, which raised total gross proceeds of $295,450.

Madison Minerals Inc.
Year ended October 31, 2010
Management Discussion and Analysis
Page 2 of 7

We have considered whether the current economic climate could indicate possible impairment of the carrying values of the Lewis project. Following a focused review, we have concluded that conditions suggesting impairment are not present. Among other matters, the payment of the advance royalty payment for the calendar year 2011 and the ongoing funding of tenure costs and exploration during 2010 and 2011 to date indicates the intention of the joint venture to maintain its tenure and operations on the project.

At this stage of development, Madison does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Considering management’s track record of survival in past difficult markets and the indicated merit of the Lewis project, we hold the opinion that the Company is likely to be able to continue on a going-concern basis for the current and subsequent fiscal years. Readers should note, however, that in fiscal 2010 the Company drew down its total cash resources by $229,138 as set out in the Statement of Cash Flows, and that as at October 31, 2010 the Company’s working capital was $225,216. This strongly suggests the likelihood of the Company needing to replenish its cash resources prior to the conclusion of the fiscal year currently in progress, or shortly thereafter.

Results of Operations – Selected Annual Information

The following table provides a brief summary of Madison’s financial operations. For more detailed information, refer to the 2010 Financial Statements.

	Year Ended October 31, 2010	Year Ended October 31, 2009	Year Ended October 31, 2008
Total revenues	nil	nil	nil
Net income (loss)	($239,715)	($516,860)	($3,945,906)[1]
Basic and diluted earnings (loss) per share	($0.01)	($0.01)	($0.11)
Total assets	$8,287,255	$8,461,520	$8,718,196
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

Note 1:	Includes a non-cash charge of $3,340,283 on recognition of a permanent impairment of the Company’s holdings of shares in Buffalo Gold Ltd.

During the fiscal year ended October 31, 2010, total assets decreased to $8.29 million from $8.46 million at October 31, 2009, essentially due to the excess of our cash operating costs and mineral project expenditures over the receipt of funds from our joint venture partner. As can be seen from Note 1 above, the net income or loss experienced by Madison is subject to extremely wide variations arising from such matters as resource project write-downs and dispositions, and stock-based compensation; these factors are inherently subject to wide variation.

Madison’s management believes that the financial analysis of a resource exploration company is best focused on the statement of cash flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the company while doing so. For the year ended October 31, 2010 we drew down cash resources by $229,000 made up of the following: $103,000 expended on the Lewis Gold Project; a net $52,000 collected from our joint venture partner; and $178,000 on operations. In the comparable 2009 period, we drew down cash resources by $46,000 made up of the following: $185,000 expended on the Lewis Gold Project; net cash inflows of $237,000 from our joint venture partner; net proceeds from an equity financing of $278,000; and $376,000 on operations.

Madison Minerals Inc.
Year ended October 31, 2010
Management Discussion and Analysis
Page 3 of 7

In the 2010 fiscal year, the principal components of our expenditures on the Lewis Project were $44,000 for the advance royalty payment and $42,000 in land, legal and insurance costs. In the 2009 fiscal year, the principal components of our expenditures on the Lewis Project were $50,000 for each of the advance royalty payment and assay costs, $24,000 for contractors and geological staff, and $54,000 in land, legal and insurance costs. Details of these costs are set out in Note 6 to the Audited Financial Statements.

Because of balances remaining from the financing completed in October 2009 as set out in Note 7, Madison concluded the 2010 fiscal year adequately funded, with a cash balance of $307,000, a commodity tax receivable of $63,000, $180,000 in current liabilities and no long term debt. In December 2010 we paid out $43,200 as our share of the advance royalty on the Lewis Project for 2011, from our cash resources.

Administrative costs for 2010 were 44 per cent less than in 2009. Decreases occurred in miscellaneous property expenditures, an inherently highly variable cost centre; and in office and rent, in public relations and in salaries and benefits costs, due to a much reduced level of activity and corresponding use of shared staff and premises. Among “Other Income (Expenses)” items, decreased interest income reflects reducing balances of financing proceeds invested, together with almost negligible market rates of return; decreased project management fees are commensurate with decreased project activity; and a reduced foreign exchange loss arose principally from holding U.S. dollar cash or receivable balances associated with administering the Lewis Project while the U.S. dollar continued to diminish against the Canadian dollar. Last year’s MD&A stated that we expected our general level of costs to reduce during fiscal 2010 as cost-saving measures were being put into effect, and we have achieved this. We expect costs in fiscal 2011 to be similar to or less than in 2010 as our cost-saving measures continue.

Results of Operations – Summary of Quarterly Results

	Three Months Ended October 31, 2010	Three Months Ended July 31, 2010	Three Months Ended April 30, 2010	Three Months Ended January 31, 2010	Three Months Ended October 31, 2009	Three Months Ended July 31, 2009	Three Months Ended April 30, 2009	Three Months Ended January 31, 2009
Total assets	$8,287,255	$8,296,762	$8,304,797	$8,405,901	$8,461,520	$8,238,304	$8,285,955	$8,559,025
Resource properties	7,848,051	7,810,421	7,804,556	7,794,305	7,737,693	7,734,940	7,681,153	7,695,913
Working capital	225,216	304,448	384,127	454,193	565,237	372,244	491,846	692,524
Shareholders’ equity	8,107,020	8,151,857	8,228,907	8,291,957	8,349,625	8,157,114	8,226,164	8,444,638
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net income (loss)	(47,727)	(74,160)	(64,495)	(53,333)	(87,290)	(74,830)	(221,364)	(133,376)
Earnings (loss) per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)

Loss per share for fiscal 2010 is $0.00 per quarter due to rounding but adds to $0.01 for the year as a whole.

Discussion of quarterly results

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as stock-based compensation, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office expense. Management of Madison does not believe that much meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements. Commencing approximately six fiscal quarters ago, the Company embarked upon a program of reducing general and administrative costs, in keeping with reduced funding balances and diminishing levels of exploration activity on the Lewis gold project. This resulted in significant reductions across most major cost centres. Recent quarter-by-quarter costs are now stabilizing at relatively modest levels. Operating expenses for the quarter ended October 31, 2010 were $49,492 compared to $87,213 in the prior fiscal year’s fourth fiscal quarter. The decrease is virtually entirely attributable to a decrease from fiscal 2009 to fiscal 2010 in the costs of the liquidation process for the subsidiary in Papua New Guinea.

Madison Minerals Inc.
Year ended October 31, 2010
Management Discussion and Analysis
Page 4 of 7

The significant changes in Madison’s key financial data over the eight quarters scheduled above can be attributed principally to exploration expenditures on the Lewis Property in Nevada and related administrative effort in support of this.

Results of Operations – Discussion of fourth fiscal quarter

Fourth quarter costs were generally similar to those experienced in the other three fiscal quarters, and as in the previous year’s fourth quarter they were somewhat lower than the average for the first three fiscal quarters. Reductions in the fourth quarter occurred principally in salary and benefit costs, reflecting the continuation of our campaign to reduce overheads. Miscellaneous property costs and related legal costs associated with the liquidation of the Mt. Kare tenure in Papua New Guinea were much lower than average in the fourth quarter.

Liquidity

Based on its existing working capital of $225,000, Madison has sufficient funds to meet a restrained level of general and administrative expenses and its share of the probable costs of the next phases of exploration on the Lewis Property for the current fiscal year. Programs and budgets for 2011 for the Lewis Property will conform to the funds available. The private placement completed in October 2009 provided a replenishment of liquid resources and provides evidence of our ability, at that time, to finance under uncertain market conditions.

Capital Resources

At October 31, 2010 and to the date of this report, Madison has a modest cash and working capital position. The private placement completed late in October 2009 augmented our working capital at that point. Subsequent to October 31, 2010, in December 2010 Madison paid on behalf of the joint venture the third anniversary annual advance royalty payment in respect of the Lewis Gold Project in the amount of USD $70,914 of which Madison’s share was 60 per cent. To fulfill the advance royalty commitment at the fourth anniversary, a payment of approximately the same amount will be required in December 2011. As set out in Notes 6 and 13 to the Audited Financial Statements, the joint venture has a commitment to a mineral property payment of USD $30,600 by June 1, 2011 of which Madison’s share is 60 per cent – USD $18,360. The Company and the joint venture have no commitments for capital expenditures. The Company has a non-capital commitment for the lease of rental office space as set out in Note 13 to the Audited Financial Statements, and expects virtually all of these amounts to be funded by a related company as also set out therein. That entity is well funded.

We also refer readers to our “Comment on Recent and Current Economic Conditions” on page 2 of this document.

Related Party Transactions

During the year ended October 31, 2010, Madison accrued salaries and benefits of $69,300 to Chet Idziszek, the Chairman of the Board and Chief Executive Officer for executive management services, paid a director’s fee of $6,000 to each of directors Vivian Danielson and Robert Sibthorpe, and accrued $48,650 to a law firm controlled by J. G. Stewart, Corporate Secretary and a Director, for legal services. As at October 31, 2010, accounts payable and accrued liabilities included $72,050 due to Mr. Idziszek for accrued unpaid salary and $48,650 to Mr. Stewart’s law firm for accrued and unbilled legal fees. These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Accounting Standards

Effective November 1, 2009 the Company adopted amended CICA Handbook Section 3862, “Financial instruments – disclosures” which requires disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance. The three levels of the fair value hierarchy are Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities; Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and Level 3 – inputs that are not based on observable market data. Our adoption of this amended standard was required by CICA policy, and there was no material impact on our financial position or results of operations as a result of this adoption.

Madison Minerals Inc.
Year ended October 31, 2010
Management Discussion and Analysis
Page 5 of 7

The Company has not adopted nor does it expect to adopt any new accounting standards required under Canadian GAAP for the current fiscal year which commenced November 1, 2010.

Recent Accounting Pronouncements

As described in Note 3 to the annual audited financial statements, effective November 1, 2011, or earlier if we so elect, we expect to adopt a new standard as set out in CICA Handbook Section 1582 Business combinations. We do not believe this new standard will have a significant effect on our accounting and disclosures, unless and until a business combination transaction subject to the new standard were to take place.

International Financial Reporting Standards (“IFRS”) Implementation Plan

Also as described in Note 3 to the annual audited financial statements, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Madison Minerals Inc. will publish its first financial statements under IFRS for its interim fiscal quarter ending January 31, 2012. Those statements will include comparative amounts, determined under IFRS, from our prior fiscal year ended October 31, 2011; in order to provide this comparative information, we will need to restate our balance sheets under IFRS as at October 31, 2010 and 2011 as part of the preparation of the January 2012 disclosure. The Company has commenced the development of an IFRS implementation plan to prepare for this transition, and is currently in the process of analyzing the key areas where changes to current accounting policies may be required.

While an analysis will be required for all current accounting policies, the initial key areas of assessment will include:

  Exploration and development expenditures;

  Property, plant and equipment (measurement and valuation);

  Provisions, including asset retirement obligations and possible impairment;

  Stock-based compensation;

  Accounting for joint ventures;

  Accounting for income taxes; and

  First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of the Company’s IFRS implementation plan will also be addressed, including the implication of changes to accounting policies and processes; financial statement note disclosures; information technology; internal controls; contractual arrangements; and employee training.

The following table summarizes the expected timing of activities related to the Company’s transition to IFRS.

Initial analysis of key areas for which changes to accounting policies may be required.	In progress now
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives.	By July 31, 2011
Assessment of first-time adoption (IFRS 1) requirements and alternatives.	By July 31, 2011
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives.	By October 31, 2011
Resolution of the accounting policy change implications on information technology, internal controls and contractual agreements.	By October 31, 2011
Management and employee education and training.	Throughout the transition process
Quantification of the Financial Statements impact of changes in accounting policies.	By October 31, 2011

Madison Minerals Inc.
Year ended October 31, 2010
Management Discussion and Analysis
Page 6 of 7

Most of these target dates have been pushed back by six months from those disclosed in the last fiscal quarter. The Company expects to fully meet the IFRS conversion requirements on a timely basis.

Financial Instruments

Madison’s material financial instruments consist of cash, marketable securities, receivables (including amounts receivable from our joint venture partner), and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash is carried at fair value using a Level 1 fair value measurement. The fair value of our other financial instruments is approximately equal to their carrying values due to short maturity terms or, in the case of marketable securities, readily available active market prices. As at October 31, 2010, of our total current assets of $405,451 the amount of $40,994 or 10 per cent represented the translated value of U.S. dollar bank holdings and a U.S. dollar receivable, exposing the Company, on an accounting basis, to a modest foreign exchange risk. At October 31, 2010 we did not have material payable balances denominated in U.S. dollars. Madison has to date not entered into the use of derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations. Our marketable securities are measured at fair value based on quoted market prices, using the closing bid price at the balance sheet date. This is consistent with level 1 of the fair value hierarchy described in Note 14 to the Audited Financial Statements.

Risk Factors

The following is a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. The factors set out below represent only those risks which in management’s judgment constitute the most serious risk threats.

Risks of the Company’s exploration efforts failing to establish a viable mining project

The Company is engaged in the business of acquiring interests in mineral properties in the hope of locating mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Company will realise any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties. Such delays could materially adversely affect the financial performance of the Company.

Risks to investors of significant fluctuations in share prices and share price volatility {tc "Share Price Volatility; Price Fluctuations" \1 4}

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a high of $0.215 to a low of $0.075 in the period beginning October 31, 2009 and ending on the date of this report. It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will improve from current relatively low valuations.

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments, and this risk appears to have increased in the economic and financial environment of the years 2008 and 2009 in particular, and to continue in the current period.

Madison Minerals Inc.
Year ended October 31, 2010
Management Discussion and Analysis
Page 7 of 7

The Company presently has sufficient financial resources to undertake its share of the cost of the next phase of exploration on its Lewis Property for the coming year only if the scope of expenditure remains similarly modest as in fiscal 2009-2010 and 2008-2009, a scope which is significantly reduced from that which was conducted in the two financial years 2007-2008 and 2006-2007. Further significant exploration programs, if adopted in the current or future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Statutory Disclosure

Important additional information about Madison, including news releases and material change reports, is available on the SEDAR website – www.sedar.com

Disclosure by venture issuer without significant revenue

Analyses of the material components of Madison’s general and administrative expenses and of the material components of the acquisition and deferred exploration costs of our mineral properties for the current fiscal year to date are provided in the financial statements to which this MD&A relates. The largest components of the reduced general and administrative expenses between fiscal 2009’s and 2010’s fiscal years are in salaries and benefits costs, office and rent costs, and investor relations costs, all reflecting reduced activities.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number common shares without par value of which 37,406,727 were outstanding at October 31, 2010 and the date hereof.

At October 31, 2010 and the date hereof, Madison had 984,833 share purchase warrants outstanding as set out in Note 9 to the Audited Financial Statements, exercisable at the price of $0.25 per share for a two year term expiring October 31, 2011. This term was extended from an initial one year term during the fiscal year.

At October 31, 2010, Madison had 2,637,616 incentive stock options outstanding as set out in Note 8 to the Audited Financial statements, exercisable at prices ranging from $0.25 to $1.10 per share for terms expiring between October 20, 2011 and April 14, 2013.

Vancouver, British Columbia	ÐÑÐÑÐÑ	February 21, 2011

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price and other volatility in the financial markets and in the mineral commodities we seek, and operational and political risks. We recommend that users of this document do not place undue reliance on forward-looking statements.